UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Claxson Interactive Group Inc. (successor issuer to El Sitio, Inc.)

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

G21912 10 3

(CUSIP Number)

September 21, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Name of Reporting Person

I.R.S. Identification No. of Above Person (entities only)

IMPSAT Fiber Networks, Inc.

IRS Identification No. 52-1910-372

2)	Check the Appropriate Box if a Member of a Group: Not applicable

(a) ☐

(b) ☐

3)	SEC Use only

4)	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially owned by Each Reporting Person with:

5)	Sole Voting Power: 594,123

6)	Shared Voting Power 594,123

7)	Sole Dispositive Power: 594,123

8)	Shared Dispositive Power: 594,123

9)	Aggregate Amount Beneficially owned by Each Reporting Person: 594,123

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11)	Percent of Class Represented by Amount in Row (9): 3.1%

12)	Type of Reporting Person: CO

Schedule 13G

Item 1.	(a)	Name of Issuer:

Claxson Interactive Group, Inc. (successor issuer to El Sitio, Inc.)

	(b)	Address of Issuer’s Principal Executive Offices:

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

Item 2.	(a)	Name of Person Filing:

IMPSAT Fiber Networks, Inc. (“IMPSAT”)

IMPSAT acquired beneficial ownership of 614,123 Class A Common Shares issued by Claxson Interactive Group Inc. (“Claxson”) in exchange for the 6,141,230 common shares it held in El Sitio, Inc. (“El Sitio”) (as disclosed by IMPSAT’s Schedule 13G dated January 11, 2000), when El Sitio was merged with and into a subsidiary of Claxson Interactive Group Inc. on September 21, 2001 (the “Transaction”). As a result of the Transaction, IMPSAT ceased to be the beneficial owner of more than five percent of Claxson’s Class A Common Shares (the “Common Shares”). On March 17, 2004 and March 23, 2004, respectively, IMPSAT sold 10,000 Common Shares. As of April 2, 2004, IMPSAT beneficially owned 594,123 Common Shares. The sole purpose of this Amendment No. 1 to Schedule 13G is to report that IMPSAT has ceased to be the beneficial owner of more than five percent of the Common Shares.

	(b)	Address of Principal Business Office, or, if none, Residence:

IMPSAT Fiber Networks, Inc. Elvira Rawson de Dellepiane 150 Piso 9, C1107BCA Buenos Aires, Argentina

	(c)	Citizenship:

Delaware

	(d)	Title and Class of Securities:

Class A Common Shares, par value $0.01 per share

	(e)	CUSIP Number:

G21912 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under Section 15 of the Act

(b)  ☐  Bank as defined in Section 3(a)(6) of the Act

(c)  ☐  Insurance company as defined in Section 3(a)(19) of the Act

(d)  ☐  Investment company registered under Section 8 of the Investment Company Act of 1940

(e)  ☐  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)  ☐  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)  ☐  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)  ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)  ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)  ☐  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.         Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

594,123

(b)	Percent of class:

3.1%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

594,123

(ii) shared power to vote or to direct the vote:

594,123

(iii) sole power to dispose or to direct the disposition of:

594,123

(iv) shared power to dispose or to direct the disposition of:

594,123

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the

            Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2004

/s/ Guillermo V. Pardo

Guillermo V. Pardo Senior Vice President, Corporate Finance and Treasury and Secretary